Exhibit 3.16

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:17 PM 04/12/2011
FILED 05:17 PM 04/12/2011
SRV 110408661 – 4968158 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is Quality Investment Properties Gateway, LLC

Second: The address of its registered office is the State of Delaware is 615 South DuPont. Highway in the City of Dover Zip code 19901. The name of its Registered agent at such address is Capitol Services, Inc.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is ________________.”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 12 day of April, 2011.

By:	/s/ Chad L. Williams
Authorized Person(s)

Name:	Chad L. Williams